Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Supervisory Board of Affimed N.V.:

We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-198812) and on Form F-3 (No. 333-207235) of Affimed N.V. of our report dated March 16, 2018, with respect to the consolidated statements of financial position of Affimed N.V. as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive loss, cash flows and changes in equity for each of the years in the three-year period ended December 31, 2017, and the related notes, which report appears in the December 31, 2017 annual report on Form 20-F of Affimed N.V.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Leipzig, Germany
March 16, 2018